FEDERATED MDT SERIES

                            Federated Investors Funds
                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7000

                                December 12, 2007


EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

       RE:    FEDERATED MDT SERIES ("Registrant")
              Federated MDT Small Cap Growth Fund ("Fund")
                  1933 Act File No. 333-147709

Dear Sir or Madam:

         The Registrant is filing this correspondence to correct the record regarding the N-14 filing completed on behalf of the Registrant on November 29, 2007. The Registrant inadvertently filed the N-14 proposing that the filing will become effective on December 14, 2007 pursuant to Rule 488. The actual effective date should be December 29, 2007, pursuant to Rule 488.


         The Registrant apologizes for any confusion this may have created and only wishes to set the record straight.

         If you have any questions on the enclosed material, please do not hesitate to contact me at (412) 288-7574.

                                             Very truly yours,


                                             /s/ M. Allison Miller
                                             M. Allison Miller
                                             Senior Paralegal
Enclosures